CONFIDENTIAL TREATMENT REQUESTED
BY DIRECTED ELECTRONICS, INC.
THIS LETTER AND THE EXHIBIT CONTAIN
CERTAIN CONFIDENTIAL INFORMATION
Brian H. Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com

November 15, 2005

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Attention: Sarah Goldberg

Re:	Directed Electronics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 17, 2005 File No. 333-127823

Ladies and Gentlemen:

     We express our appreciation for your prompt and thorough review of Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) of Directed Electronics, Inc., a Florida corporation (the “Company”). On behalf of the Company, we are responding to certain comments on Amendment No. 1 provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 2, 2005. Pursuant to our discussions with the Staff, the Company’s responses to Staff comments Nos. 14 through 19 are indicated below, directly following a restatement of each comment in bold, italicized type. Please note that the Company’s responses to Staff comments Nos. 1 through 13 will be provided to the Staff in connection with the filing of Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”).
Note 1. The Company and Business Activities, page F-7
14.	SEC Comment: We have reviewed your response to comment 33 of our letter dated September 22, 2005. Please explain why you subtracted net income attributable to participating security holders from net income in applying the if-converted method to calculate basic earnings per share. Ensure your response is clear in terms of what “net income attributable to participating security holders” represents. See paragraphs 26 and 61 of SFAS 128. Also, please revise your disclosures in note 4 to clarify that both outstanding warrants and employee-owned shares subject to repurchase rights are treated as outstanding shares of common stock for purposes of basic earnings per share because the holders of these instruments participate in earnings with common shareholders.

Company Response: To clarify for the benefit of the Staff, the Company has three types of securities that it has considered in the determination of basic and diluted EPS. Those securities are (1) warrants issued to third parties, (2) stock-based compensation awards, and (3) convertible notes, including related paid-in-kind (PIK) interest.
ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
SACRAMENTO
SILICON VALLEY
PHILADELPHIA
PHOENIX
TALLAHASSEE
TOKYO
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH
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Greenberg Traurig, LLP | Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax 602.445.8100

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Relative to the warrants issued to third parties, the relevant terms include a nominal exercise price and participation in any declared dividends. If treated as participating securities, the earnings of the Company would be allocated proportionately to the warrants as though common stock. Conversely, if the warrants are viewed in substance to be outstanding common shares due to the nominal exercise price, such warrants would be included in the denominator of basic and diluted EPS with no corresponding reduction of income available to common shareholders. While the Company and its independent registered public accounting firm, PricewaterhouseCoopers LLP, believe that treating the warrants as participating securities is the correct technical conclusion, the Company understands that the SEC has objected to this treatment and has required such warrants to be treated as substantively outstanding common shares. In the Company’s actual fact pattern, the resulting impact on EPS is the same under either approach, so the Company has followed its understanding of the SEC’s views and treated the warrants as substantively outstanding common stock for both basic and diluted purposes.
Relative to the stock-based compensation awards, as further described in the response to Comment 18 below, the Company has treated these awards differently depending on the timing of the grant. For all awards granted prior to July 18, 2001, as it relates to EPS for all periods presented in the financial statements included in the Registration Statement, such awards are viewed as outstanding common shares for purposes of basic and diluted EPS. For all awards granted after July 18, 2001, due to the guidance in EITF 00-23, Issue 33(a), such awards are not viewed as outstanding common shares. That said, these awards nevertheless participate equally with outstanding common shares on any dividends declared by the Company. As a result, the Company has viewed these awards to be participating securities and has appropriately reduced the net income available to common shareholders for amounts that would be paid to the award holders if all earnings of the Company had been distributed. Similar to the outcome for the third party warrants, whether the awards are treated as outstanding common shares or as participating securities does not change the ultimate impact on EPS. It is the stock based compensation awards issued after July 18, 2001 that are being treated as participating securities in reconciling net income to net income available to common shareholders on the Company’s Consolidated Statements of Income.
Lastly, the Company has outstanding convertible notes and related PIK interest. The Company applies the “if converted” method to all such amounts in determining the impact on diluted EPS.
The Company has chosen to include basic and diluted EPS figures for common shareholders, and not for participating security holders. Paragraph 61(d) of SFAS 128 states that “basic and diluted EPS data shall be presented for each class of common stock.” Additionally, Issue 1 of EITF 03-06 states that “The Task Force decided to discontinue its discussion on Issue 1(a), noting that although the presentation of basic and diluted EPS for a participating security other than a class of common stock may be desirable in some cases, it is not required by Statement 128.” Since it is not required, and because the EPS impact would be the same, the Company has determined that the addition of EPS figures for the participating security holders is not meaningful.
The Company will revise its footnote disclosure in Amendment No. 2 to clarify the above treatment for each type of security.
Greenberg Traurig, LLP

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Note 3. Summary of Significant Accounting Policies, page F-11
Business Segment Disclosures, page F-15
15.	SEC Comment: We have reviewed your response to comment 35 of our letter dated September 22, 2005. Please tell us in more detail how you determined that the security and entertainment and satellite radio areas of your business do not represent separate operating segments under paragraph 10 of SFAS 131. In this regard, based on your disclosures on page 31 of the Form S-1, it appears that discrete financial information is tracked for each of these areas, at least down to the operating margin level. Since such discrete financial information is available, we presume it is used by your chief operating decision maker to assess performance and make decisions about resource allocations. If you believe there are specific facts and circumstances which would overcome this presumption, please advise us in detail as to the basis for your position. In responding to our comment, it would be helpful if you provide us a copy of your most recent monthly financial review packages provided to the chief operating decision maker as well as the board of directors.

Please also tell us more about why you believe your presentation of only one reportable segment is consistent with the objectives set forth in paragraph 3 of SFAS 131. In this regard, we understand based on your disclosures throughout MD&A that sales of satellite radio related products and services are growing more significantly than sales of security and entertainment products. We also understand that sales of satellite related products generate comparatively lower gross margins than your historical security and entertainment sales. Because satellite radio sales appear to be a growth engine of your business, we believe it would be beneficial if readers were informed of the extent to which your gross and operating margins differ between your security and entertainment sales and your satellite radio sales.

Company Response: Prior to this initial public offering process, the Company was not required to report segment information pursuant to SFAS 131. As a result of, and in preparation for filing, the Form S-1, the Company performed a detailed review of its management approach to properly implement SFAS 131. That process and the conclusions reached are contained in an internal memorandum dated July 20, 2005, which is attached hereto as Exhibit A for your reference. In applying the standards set forth in SFAS 131, the Company has concluded that it has one reportable segment.

The process for making this determination included, among other things, a review of internal financial reports prepared for the chief operating decision makers (“CODMs”) and the board of directors, which are used to allocate resources and to assess the Company’s performance. Certain of these reports are also attached as exhibits to the above referenced memorandum. All of these reports demonstrate that the Company maintains discrete financial data for only one operating segment. There is no discrete financial data on assets, net income, operating income, or EBITDA by product category. The intent of SFAS 131 does not require a registrant to create new financial data in order to disclose segment information.

Additional factors that the Company considered in reaching its conclusion include the following: the Company’s management is structured along functional lines and not along product category lines; the Company’s products are substantially similar, are sold in the same channels, and are available to the same customers; and, executive bonus compensation is based on overall results and not based on product lines.
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The Company has made certain disclosures in its MD&A to communicate to readers the effects of the sales mix on sales and margins. While discrete financial data is not available at the operating margin level, the Company is able to provide the disclosures contained on page 33 of Amendment No. 1, as these disclosures are based on management’s understanding of the business.

Based upon the foregoing, the Company believes that it is appropriate to disclose one reportable segment under SFAS 131.

16.	SEC Comment: We have reviewed your response to comment 36 of our letter dated September 22, 2005 and we believe that you should disclose gross sales information for each of your five main product groups, pursuant to paragraph 37 of SFAS 131. We do not believe the impracticability of providing net sales information by product group means that you should not report gross revenues from external customers for each product group. We also find your footnote disclosure of gross sales of satellite radio products and security and entertainment products to be inconsistent with your response to our comment where you indicate that you will disclose net sales information for these two product groups. Please explain this apparent inconsistency.

Company Response: The Company has reviewed the provisions of Paragraph 37 of SFAS 131, as it relates to the disclosure of sales by product group. The Company revised its disclosures in Amendment No. 1 to include sales in two product category groups: Security and Entertainment and Satellite Radio. In addressing the Staff’s current comment, the Company reviewed its previous response and the authoritative guidance as well as the discussion below. Based upon all of these factors, the Company continues to believe that these two product groups remain the proper categories to be disclosed under this guidance.

While the Form S-1 contains broad information by five categories, which the Company believes to be important to readers, the Company has concluded that the sales information should be aggregated in its financial statement footnote disclosures into the two product categories of Security and Entertainment and Satellite Radio. The Company has made this determination using both quantitative and qualitative factors.

Quantitatively:
     A. The two product categories of Security and Entertainment and Satellite Radio comprise approximately 61% and 39%, respectively, of the Company’s forecasted 2005 gross sales. Satellite Radio is expected to grow at a substantially greater rate than Security and Entertainment and will represent a greater component of overall gross sales in the future. As such, it seems appropriate to disclose Satellite Radio gross sales as a discrete amount.
     B. Included in Security and Entertainment is Security and Convenience, Home Audio, Car Audio, and Mobile Video. Sales of these products are expected to be [***] respectively, of the forecasted 2005 gross sales. Given the relatively small projected 2005 sales of the Company’s audio and video products, it seems reasonable to aggregate these four product categories into a single category entitled Security and Entertainment.
Greenberg Traurig, LLP

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Qualitatively:
     A. There is substantial similarity in the products and a growing crossover (i.e., convergence) between product lines. For instance, many of the Company’s new products, such as its portable hard disk media players, have both video and audio components. These products are used in both cars and at home and can be easily categorized in different ways. This “convergence trend” is expected to continue and will further blur product category boundaries. Clearly, SFAS 131’s intent is to report each group of “similar” products, which the Company believes that its reporting classification has accomplished.
     B. The four categories aggregated into Security and Entertainment have very similar business characteristics including customers, distribution channels, credit, collections, design processes, and sourcing.
     C. Disclosure of the smaller categories of Home Audio would most assuredly and Mobile Video could reduce the Company’s bargaining position with certain customers, specifically [***], who represent a substantial portion of the sales in these individual categories. Consequently, the Company would likely come under increased pressure to reduce prices to these customers, resulting in decreased gross margins and operating income. Such a result would be counterintuitive to the purposes of SFAS 131 and detrimental to shareholder value.
     D. In implementing the provisions of SFAS 131, the Company reviewed key competitors, including [***], who are currently SEC registrants. The Company considers [***] public disclosures relevant as the Company is a direct competitor in all of the same product categories of Security and Convenience, Home Audio, Car Audio, Mobile Video, and Satellite Radio. [***] currently reports its revenues by two categories: [***]. Based upon this review, the Company would be at a substantial, competitive disadvantage in disclosing all five product categories as the Company’s competitors disclose far less information. Again, this could create a competitive disadvantage that is detrimental to shareholder value.
Based upon the foregoing, the Company has concluded that it is appropriate to disclose gross sales for the two product category lines of Security and Entertainment and Satellite Radio.
Note 12. Notes Payable to Shareholders, page F-25
17.	SEC Comment: Regarding your accounting for convertible instruments issued as paid-in-kind (PIK) interest, where the original convertible instrument to which the PIK issuance relates was issued before the effective date of EITF 00-27, please tell us in more detail how you determined that the commitment date of the original convertible instrument was also the commitment date for the additional convertible instruments that would potentially be issued as PIK interest in future periods. Refer to the definition of commitment date in footnote 1 to EITF 98-5, which indicates that the commitment date is the date when the investor has committed to purchase the convertible securities. It does not appear to us that on the commitment date of the original convertible instrument, the investor was also committed to accept interest payments in additional convertible instruments. Rather, the investor retained the right to decide, in future periods, whether to elect payment in cash or in additional convertible securities. Thus, it would appear that under the guidance in EITF 98-5 and Issue 10 of EITF 00-27
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alike, the commitment date for the convertible instruments issued as PIK interest would be later than the commitment date of the original convertible instrument to which the PIK issuance relates. If, after reevaluating the guidance, you now believe a revision to your financial statements is required, please advise.
Company Response: The Company considered EITF 98-5 in determining the proper accounting for the accrued and unpaid interest on the convertible notes issued prior to November 16, 2000 (which was the effective date of EITF 00-27). Specifically, footnote 1 to EITF 98-5 indicates that the commitment date is the date when an agreement as to terms has been reached and the investor has committed to purchase the convertible securities. Pursuant to this guidance, the Company determined that the commitment date was the date the convertible notes were originally issued because on that date an agreement as to terms had been reached and the investor was committed to purchase the convertible notes based upon those terms. The Company further determined that it was probable on the date of original issuance of the convertible notes that the investor would receive interest paid-in-kind (PIK), rather than cash. This determination was based on the fact that historical trends in the Company’s share value indicated that substantial growth in share value was expected to occur for the foreseeable future, which provided a sufficiently large economic disincentive for the investor to accept interest in any form other than PIK. (Note: The fair value of the Company’s shares increased from $10 to $39 per share between the date of issuance of the convertible notes and the date they were converted into Company shares, thus validating management’s expectations.)
The Company acknowledges that EITF 98-5 did not specifically address PIK interest on convertible instruments. The Company also believes that EITF 00-27, Issue 10, was issued because diversity of practice existed prior to its issuance in determining the commitment date for PIK interest. The Company acknowledges that, in situations where the holder of the convertible instrument has the choice to elect payment in cash or in kind, Issue 10 required that the commitment date for PIK interest be the date on which the interest accrued. The Company adopted the guidance in EITF 00-27, Issue 10, on its effective date of November 16, 2000.
Note 13. Shareholders’ Equity, page F-25
18.	SEC Comment: We have reviewed your response to comment 41 of our letter dated September 22, 2005. Please provide additional clarification regarding the basis in GAAP for your accounting. In doing so, please describe in more detail the material terms of the repurchase features of both the Class A shares and convertible promissory notes sold to employees. Please be clear in terms of whether each of the repurchase rights represents a call option of the company, a put option of the employee, or both. Also, clarify whether each of the respective repurchase features represents an active right of the holder, or whether the repurchase feature is contingent on some event. Describe in more detail the specifics of the transactions, such as the transaction dates and issuance proceeds for both the stock and convertible debt sales to employees. Also help us understand the business reasons for including the repurchase features in these instruments.

Additionally, please revise your explanation of the basis in GAAP for your accounting to tell us why you believe each of the pieces of authoritative guidance you reference are applicable in light of the nature and terms of the repurchase rights/obligations. Also, clarify how you applied the applicable literature. For example, in subsection B. of your response, you indicate that you
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considered and applied the guidance in paragraphs 71(b) and 74 of FIN 44 and Issue 23(d) of EITF 00-23. However, it is unclear how you determined that your employees made a substantial investment as described in paragraph 74 of FIN 44, given that the call price on the grant date would be equal to the consideration paid by the employees plus 8% interest. If no interest premium would be applicable upon repurchase at the grant date, your response should be clear in this regard. It is likewise unclear how you have applied Issue 23(d) of EITF 00-23, as you have provided no discussion regarding the applicability of this issue to your facts and circumstances. Additionally, in subsection C. of your response, you indicate that you considered and applied the guidance in Issue 33(a) of EITF 00-23. Please explain to us in more detail how Issue 33(a) of EITF 00-23 applies to your facts and circumstances, as this is not clear from your current response. In this regard, it appears that Issue 33(a) applies to situations where the call provision is effectively a forfeiture provision because the employer can buy back the shares at the end of the original vesting period of the award, and pay no more than the price the employee paid. Whereas in this case, the securities at issue are vested upon issuance and the strike price for the call option is the lower of fair value or the original purchase price plus 8% interest. If you believe this issue is somehow applicable by analogy, please tell us in more detail how you arrived at this conclusion. Also, explain why you believe that application of Issue 33(a) would result in your recording no compensation expense until the IPO date, rather than recording compensation expense prior to the IPO date based on an assumption of the number of shares to be forfeited, and then truing up this compensation expense upon IPO.
Company Response: The Company has issued nominally fully vested shares and convertible notes to various employees at various dates since December 1999. As consideration for the shares and notes, the Company received cash and full recourse notes in various amounts from the employees. The convertible notes accrued interest at a simple rate of 8%. The convertible notes were convertible into fully vested stock at a conversion price equal to $10.00 per share of common stock. Principal and interest were payable at the end of ten years. Similarly, the full recourse notes received from employees carried a simple rate of 8% and all principal and interest was payable at the end of ten years. The Company has classified the issuances of these securities into three categories based on the applicable accounting literature in effect at the date of issuance:

Transaction Date	12/99 - 6/30/00	7/1/00 - 7/18/01	Post 7/18/01
Shares issued	23,333.34	37,877.79	49,447.71

Proceeds received for shares	$233,333	$378,778	$738,333
Proceeds received for convertible debt	$66,667	$108,222	$18,667

	$300,000	$487,000	$757,000

The business reasons for the repurchase feature were (1) to provide a significant incentive for employee retention, and (2) to limit the amount of outside ownership.
The Company has a contingent call option on employee owned shares and convertible notes that becomes active if the holder’s employment with the Company is terminated or ceases for any reason (including voluntary and involuntary termination). Upon activation of the call option on the employee owned shares, the Company has the option to repurchase all of the Company’s shares held by the shareholder at a price
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equal to the lower of (1) the original cost paid by the shareholder for the shares plus a return factor of 8% per annum or (2) market value. Upon activation of the call option on the employee owned convertible notes, the Company has the option to repay the note at an amount equal to the original principal amount of the note plus accrued interest at 8% per annum. The Company’s call rights terminate upon an initial public offering. Company shares and convertible notes do not provide the holder with a put option. In essence, as the convertible notes, the full recourse notes from employees, and the call option all carry an 8% return over grant date value, an employee that leaves the Company and paid with a note will end up with nothing. An employee that originally paid with cash will receive an 8% return on original grant date value.
The Company has not repeated here the information provided in its first response letter, but the Staff may find it useful to refer to that response for background.
With respect to the securities outlined in Subsection B of the previous response (those granted during the period from July 1, 2000 to July 18, 2001), the Company noted that the applicable literature was FIN 44, paragraph 71(b) and 74, and later EITF Issue 00-23, sub-issue 23(d). The FIN 44 guidance was applicable after July 1, 2000. Under this guidance, the Company considered whether the call right would cause variable accounting under paragraph 71(b) and concluded that variable accounting would apply as the stated share repurchase feature was other than fair value at the date of repurchase. However, the Company concluded that variable accounting would only apply until the individual had been subject to the risks and rewards of share ownership, which was six months after the substantial investment was made.
FIN 44, paragraph 74 indicates that for purposes of an award that contains a repurchase feature at other than fair value, a substantial investment has been made when the employee invests an amount equal to 100 percent of the stated share repurchase price calculated at the date of grant. In the Company’s awards, this was the case as the consideration paid by the employees was equal to the stated share repurchase price calculated at the date of grant for all transactions. The repurchase price is equal to the consideration paid plus 8%; however, at the date of grant, no interest premium was accruable and thus the amount paid was equal to the repurchase amount as calculated at the grant date. At or immediately following the grant date, if the Company were to exercise its call right on convertible notes held by employees, it would be required under the terms of the employee convertible notes to repay the note at an amount equal to the original principal amount of the note. No additional premium would be paid to the note holder because the notes would not yet have accrued any interest. Therefore, for securities granted from July 1, 2000 to July 18, 2001, the Company determined that a substantial investment had been made because the employee investment equaled 100 percent of the stated repurchase price calculated at the date of grant.
With respect to EITF Issue 00-23, sub-issue 23(d), the Company notes that the guidance is applicable for new awards and modifications after January 18, 2001. As it relates to this guidance, the Company believes that the guidance reaffirms the accounting that the Company had been applying under FIN 44, paragraph 71(b) and paragraph 74. EITF Issue 00-23 paragraph 95 states that for a nonpublic company a call feature that is expected to be exercised causes variable accounting for the awards until the employee has made a substantial investment, and that after the employee has made a substantial investment variable accounting continues if the call feature is
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expected to be exercised1 within six months of the date the employee makes a substantial investment. Paragraph 95 indicates that variable accounting would continue until the earlier of (a) the expiration of the call feature, (b) the exercise of the call feature, or (c) six months after the employee makes a substantial investment in the award. Accordingly, the Company applied variable accounting for a period of six months from the grant date (which was the substantial investment date) and then applied fixed accounting thereafter.
As it relates to securities granted subsequent to July 18, 2001, the Company considered the guidance in EITF 00-23, sub-issue 33(a). In the Company’s view, the arrangement described in sub-issue 33(a) is substantively consistent with the Company’s fact pattern in that the arrangement provides that a call right at the lower of fair value or cost could be considered a forfeiture provision. The Company’s call right is essentially the same, but for the 8% return factor, and the Company does not view the 8% return factor as significant to what is driving the analysis of sub-issue 33(a) — which is that a call right be accounted for as a forfeiture provision. As previously noted, for employees that paid with a full recourse note, the 8% premium offsets the interest on the note and the employee is in the same position as if the stock had been “granted” subject solely to vesting upon an initial public offering. From an economic and business perspective, the Company fully intended the call to function as a vesting/forfeiture provision.
Prior to the issuance of sub-issue 33(a), call rights at other than fair value were generally accounted for based on the stated right (that is, under FIN 44, paragraph 71(b), 74, and EITF Issue 00-23, sub-issue 23). When sub-issue 23 was introduced, the EITF noted in paragraph 78 that a repurchase right that acts essentially as a forfeiture provision may be accounted for as a forfeiture provision if is was a requirement to reacquire shares for an amount equal to the option’s original exercise price if the grantee terminates employment. In the Company’s arrangement, the repurchase right did act as a forfeiture provision, but didn’t fit the form described in paragraph 78; therefore, prior to July 18, 2001, the Company respected the stated form of the repurchase right and accounted for the right subject to FIN 44, paragraph 71(b), 74, and EITF 00-23 sub-issue 23(d). After the introduction of EITF 00-23 sub-issue 33(a), it was clear that an other than fair value call right could be evaluated as a forfeiture provision. Accordingly, the Company believed that this literature was appropriate to consider and that the resultant accounting presentation would be a better reflection of the substance of the arrangement. No compensation cost is being

[1]	Paragraph 96 of EITF 00-23 indicates that if any of the events or actions that could cause the call right to become exercisable are within the employer’s control, the assessment of the employer call feature should be made following the guidance for active call features at other than fair value. In the case of the Company, the call right becomes active when the holder’s employment with the Company ceases due to an involuntary termination. As a result, the Company determined that the events or actions that could cause the call right to become exercisable are within the Company’s control. Paragraph 95 of EITF 00-23 indicates that if the employer call feature results, or potentially could result, in a repurchase amount that is less than the fair value of the underlying shares (which is the case with the Company, as noted above), the Task Force concluded that there is always an expectation that the repurchase feature will be exercised.
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recognized until the IPO date since the shares are essentially unvested from the grant dates until the date the call options lapse (the IPO date). By analogy to FIN 38 paragraph 4, the Company notes that the provisions of FIN 28 paragraph 2 are only applied if transactions (other than service) that trigger vesting are probable of occurrence. Accordingly, compensation expense should begin to be recognized when the vesting event becomes probable, and an IPO is only considered to be probable when it occurs.
Unaudited Pro Forma Financial Data, page P-1
Note (a), page P-2
19.	SEC Comment: We reviewed your response to comment 47 of our letter dated September 22, 2005. As previously requested, please tell us in detail and disclose why, in calculating pro forma interest expense, you use interest rates in effect at the time of the transaction rather than current interest rates. Also, disclose the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements. Additionally, please clarify the apparent inconsistency between the statement in your response letter that your current interest rates are based upon the LIBOR rate at the time of the transaction plus the applicable interest rate spread, and your disclosure in Note 11, where you state that your current interest rate equals the current LIBOR rate plus the applicable interest rate spread.

Company Response: Pursuant to your request, the Company will revise its pro forma calculation of interest expense in Amendment No. 2. The interest expense will now be based upon interest rates currently in effect at the time of filing the Form S-1. Additionally, the Company will disclose in Amendment No. 2 the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements.
* * * * *
     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this letter or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.
Sincerely,
/s/ Brian H. Blaney
Brian H. Blaney
For the Firm
BHB:sw

cc:	Howard Baik (w/encl.)
James E. Minarik (w/encl.)
Greenberg Traurig, LLP

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EXHIBIT A

(See attached)

[***]